Exhibit 99.25
For Immediate Release
Not for release over US newswire services
STUDENT TRANSPORTATION INC. DECLARES DIVIDEND
FUTURE ANNOUNCEMENTS TO BE MADE QUARTERLY
Barrie, ON (November 16, 2010) — Student Transportation Inc. (“ST”)(TSX: STB) today announced that it will pay a regular monthly cash dividend of C$0.04636833 per common share on December 15, 2010 to holders of record at the close of business on November 30, 2010 .
The Student Transportation Inc. Board of Directors at its most recent meeting approved the announcement of dividends to quarterly from monthly. Dividends will continue to be paid monthly to shareholders of record.
ST will pay a regular monthly cash dividend of C$0.04636833 per common share on January 17, February 15 and March 15, 2011 to holders of record at the close of business on December 31, 2010, January 31 and February 28, 2011.
Student Transportation Inc. designates these dividends to be “eligible dividends” pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.
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Profile
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, Student Transportation’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute Student Transportation’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect ST’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of Student Transportation to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what Student Transportation believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and Student Transportation assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com